Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 9 DATED JANUARY 10, 2014

TO THE PROSPECTUS DATED APRIL 24, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2013 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 4, dated July 24, 2013, Supplement No. 5, dated August 15, 2013, Supplement No. 6 dated September 10, 2013, Supplement No. 7 dated October 11, 2013 and Supplement No. 8 dated November 27, 2013. Terms used and not otherwise defined in this Supplement No. 9 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

  the status of our public offerings; and

  our acquisition of a hotel property located in Austin, Texas.

Status of Our Public Offerings

On October 12, 2012, we terminated our initial public offering and commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. In our follow-on offering we are offering up to 90,000,000 shares of our common stock to the public at $10.00 per share and up to 10,526,316 shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. As of January 3, 2014, we had accepted investors’ subscriptions for, and issued, 3,275,767 shares of our common stock in our initial public offering and follow-on offering, including 79,116 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $31,966,503.

We may continue our follow-on public offering until as late as October 12, 2015 (three years from the date of the commencement of our follow-on public offering), provided that, under rules promulgated by the SEC, in some circumstances we could continue our follow-on public offering until as late as April 9, 2016.

Property Acquisition

As previously disclosed, on September 3, 2013, we entered into an Agreement of Purchase and Sale relating to the acquisition of a Hampton Inn hotel property located in Austin, Texas, or the Austin Hotel, from Sethi Family Trust dated October 1, 1998 and Kapil D. Prashar and Sadhana Prashar, each an unaffiliated third-party seller.

On December 30, 2013, through Moody National Austin-GOVR Holding, LLC, our wholly-owned subsidiary, or Moody Holding, we acquired fee simple title to the Austin Hotel from the sellers for an aggregate purchase price of $15,410,000, excluding acquisition costs. We financed the purchase price for the Austin Hotel with (1) proceeds from our ongoing public offering and (2) a mortgage loan secured by the Austin Hotel with an original principal amount of $11,500,000, or the property loan, from Ladder Capital Finance, LLC, or the lender. See “Financing” below for a discussion of the property loan. In connection with the acquisition of the Austin Hotel, our advisor earned an acquisition fee of $231,150 and a debt financing fee of $115,000.

Description of Property

The 123-suite Austin Hotel was built in 1997 and extensively renovated in 2012. The Austin Hotel includes an outdoor swimming pool, business center, fitness room, breakfast buffet and meeting space.

The Austin Hotel is located approximately six miles from Austin-Bergstrom International Airport and is just minutes from downtown Austin. Austin is the 11th-largest city in the United States. According to the Census Bureau, in 2012, the Austin-Round Rock-San Marcos region grew faster than any other large U.S. metropolitan area. In April 2013, Bloomberg.com rated the city of Austin as the country’s No. 1 boomtown. Austin is home to the University of Texas, with over 50,000 students and approximately 24,000 faculty and staff.

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Management currently has plans to renovate the guest rooms at the Austin Hotel as required by the franchisor’s brand requirements, which may include replacement of the case goods, replacement of door hardware and closet doors, replacement of king bed mattresses, updates to wall finishes, updates to lighting packages and artwork, replacement of flooring, and replacement of other soft goods. Management believes that the Austin Hotel is adequately covered by insurance and is suitable for its intended purposes. For federal income tax purposes, we estimate that the depreciable basis in the Austin Hotel will be approximately $1.391 million. We depreciate buildings based upon an estimated useful life of 39 years using the straight-line method. For 2012, the Austin Hotel paid real estate taxes of approximately $208,000 at a rate of approximately 2.46%

The Austin Hotel faces competition from other hotel properties located in the Austin, Texas market, including Wyndham Garden Hotel Austin, La Quinta Inn & Suites Austin, Fairfield Inn & Suites Austin, Courtyard Austin South, Comfort Suites Austin South, and Springhill Suites Austin South, all of which are hotel properties located within approximately 2.2 miles of the Austin Hotel.

Leasing and Management of the Property

In connection with the acquisition of the Austin Hotel, we formed a taxable REIT subsidiary, or the TRS. Upon the closing of the acquisition of the Austin Hotel, Moody Holding and Moody National Austin-GOVR MT, LLC, a wholly-owned subsidiary of the TRS, or the Master Tenant, entered into a Hotel Lease Agreement pursuant to which Moody Holding leases the Austin Hotel to Master Tenant, or the Hotel Lease. The Hotel Lease provides for a ten-year lease term, provided that Moody Holding may terminate the Hotel Lease upon forty-five (45) days prior written notice to Master Tenant in the event that Moody Holding contracts to sell the Austin Hotel to a non-affiliated entity, effective upon the consummation of such a sale of the Austin Hotel. Pursuant to the Hotel Lease, Master Tenant will pay an annual base rent of $1,700,000 per year for the first five years of the term of the Hotel Lease. The annual base rent paid by Master Tenant will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term, and will be adjusted every five years thereafter until the Hotel Lease is terminated. In addition to an annual base rent, Master Tenant will pay an annual percentage rent in an amount equal to (1) a fixed percentage of the Austin Hotel’s gross revenues for the previous year, minus (2) the amount of the annual base rent paid for the previous year. The annual percentage rent will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term, and will be adjusted every five years thereafter until the Hotel Lease is terminated.

Master Tenant has entered into a Franchise Agreement with Hampton Inns Franchise LLC, or Hampton, pursuant to which Hampton grants Master Tenant a limited, non-exclusive license to, in connection with the operation of the Austin Hotel, use the (1) “Hampton Inn” brand and certain other service marks, copyrights, trademarks, trade dress, logos, insignia, emblems, symbols and designs, and (2) standards, programs and procedures of the Hampton hotel “System” (as defined in the Franchise Agreement). The Franchise Agreement has a fifteen year term, subject to earlier termination pursuant to the terms of the Franchise Agreement. Pursuant to the Franchise Agreement, the Master Tenant pays Hampton a monthly program fee equal to four percent (4%) of the Austin Hotel’s Gross Rooms Revenue (as defined in the Franchise Agreement) and a monthly royalty fee equal to six percent (6%) of the Austin Hotel’s Gross Rooms Revenue.

Moody National Hospitality Management, LLC, our affiliate, or the Property Manager, manages the Austin Hotel pursuant to a Hotel Management Agreement between Property Manager and Master Tenant. Pursuant to the Hotel Management Agreement, Master Tenant will pay Property Manager a monthly base management fee in an amount equal to three percent (3.0%) of the Austin Hotel’s gross operating revenues (as defined in the Hotel Management Agreement) for the previous month. Each month during the term of the Hotel Management Agreement and for one month following the termination of the Hotel Management Agreement, the Property Manager will receive a $2,500 fee for providing centralized accounting services, which accounting services fee will be subject to annual increases based upon increases in the consumer price index. In addition, the Property Manager is eligible to receive additional fees for technical, procurement or other services the Property Manager provides for the Austin Hotel to the extent Master Tenant requests that the Property Manager provide such services. The Hotel Management Agreement has an initial ten-year term, and thereafter will automatically renew for four consecutive five-year terms unless the Property Manager or Master Tenant provides written notice of termination at least 180 days prior to the end of the then-current term. In the event that Master Tenant terminates the Hotel Management Agreement for any reason other than Property Manager’s default, Master Tenant will pay the Property Manager a termination fee equal to the base management fee estimated to be earned by the Property Manager for the remaining term of the Hotel Management Agreement, as adjusted for inflation and other factors. Notwithstanding the foregoing, so long as the property loan remains outstanding, Master Tenant may terminate the Hotel Management Agreement at any time upon thirty (30) days prior notice with or without cause, and no termination fee will be paid in connection with such termination.

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Financing

In connection with the acquisition of the Austin Hotel, Moody Holding borrowed $11,500,000 from the lender pursuant to the Loan Agreement by and between Moody Holding and the lender, or the Loan Agreement. The property loan is evidenced by a Promissory Note made by Moody Holding in favor of Lender, or the Note.

The entire unpaid principal balance of the property loan and all accrued and unpaid interest and all other amounts due under the Loan Agreement and the related loan documents will be due and payable in full on January 6, 2024, or the maturity date. Interest on the outstanding principal balance of the Property Loan accrues at a per annum rate equal to 5.426%. In the event that, and so long as, any event of default has occurred and is continuing under the property loan, the outstanding principal balance of the property loan and any unpaid interest will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 10.426%. In addition, in the event that any principal, interest or any other amount due under the property loan is not paid when due, Moody Holding will pay upon demand by the lender a late charge in an amount equal to the lesser of (1) 5.0% of the amount of the overdue payment and (2) the maximum amount payable pursuant to applicable law. Moody Holding may, upon at least thirty (30) days prior written notice to the lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part) without payment of any penalty or premium on any business day following the date that is three months prior to the maturity date. Any other voluntary prepayment of the property loan will be subject to a prepayment penalty calculated in accordance with the Loan Agreement.

The performance of the obligations of Moody Holding under the property loan are secured by, among other things, (1) a security interest in the Austin Hotel and other collateral granted to the lender by Moody Holding pursuant to a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, or the Deed of Trust, (2) the subordination in all respects of the Hotel Lease and all of the rights of Master Tenant under the Hotel Lease to the terms and conditions of the Loan Agreement, the Deed of Trust and the other loan documents and the liens created by the Deed of Trust and the other loan documents in favor of the lender, pursuant to a Master Lease Subordination and Attornment Agreement, and (3) an assignment of all of Master Tenant’s right, title and interest in and to the Hotel Management Agreement and the subordination of all of Property Manager’s right to receive management fees and other rights and interests with respect to the Austin Hotel to the liens and interests of the lender pursuant to an Assignment of Management Agreement and Subordination of Management Fees.

Brett C. Moody, our Chief Executive Officer, President and Chairman of the Board, has agreed to unconditionally guarantee the payment to the lender of, and to indemnify the lender from and against, any and all liabilities, losses, damages, costs and expenses, claims and judgments, of any kind, which may be imposed upon or incurred by the lender as a result of, among other events: (1) the breach of any representation, warranty, covenant or indemnification provision in the Environmental Indemnity (defined below), the Deed of Trust or any other loan document concerning environmental laws or hazardous materials, (2) material physical waste of the Austin Hotel, (3) the commission of a criminal act by Moody Holding, Master Tenant or Mr. Moody or any other guarantor of the property loan, (4) any action by Moody Holding, Master Tenant or Mr. Moody or any other guarantor of the property loan that constitutes intentional material misrepresentation or gross negligence, and (5) the breach of certain representations and provisions of the Loan Agreement and other loan documents. In addition, Mr. Moody has agreed that Moody Holding’s obligations with respect to the property loan will become fully recourse to Mr. Moody as guarantor in the event that, among other things, (1) the first monthly payment due under the Note is not paid in full when due, (2) Moody Holding, Master Tenant, Mr. Moody or any other any guarantor or any of their affiliates engages in any action constituting fraud or willful misconduct in connection with the Austin Hotel or the property loan, (3) the termination, cancellation, or surrender of the Master Lease without the lender’s prior written consent, or (4) Moody Holding or Master Tenant files a voluntary petition under any federal, state or local bankruptcy or insolvency law, consents to or joins any involuntary petition filed by any other person under any other federal, state, local bankruptcy or insolvency law, or makes an assignment for the benefit of creditors.

Pursuant to an Environmental Indemnity Agreement, or the Environmental Indemnity, Moody Holding and Mr. Moody, which we collectively refer to as the “Indemnitors,” have agreed to jointly and severally indemnify and hold harmless the lender and its officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that the lender may suffer or incur as a result of, among other things, (1) any presence of any hazardous substances at the Austin Hotel or release of hazardous substances from the Austin Hotel, (2) any activity by the Indemnitors or their respective affiliates or any tenant or occupant of the Austin Hotel in connection with any treatment, storage, release, removal, handling, transfer or transportation to or from the Austin Hotel of any hazardous substances, (3) any non-compliance or violations of any environmental laws or permits in connection with the Austin Hotel or its operations, and (4) any breach by the Indemntitors of any representation, warranty, covenant or other obligation relating to environmental laws or hazardous substances under the Environmental Indemnity, the Loan Agreement or any other loan document.